Exhibit 12.1

The Nasdaq Stock Market, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

Unaudited

	Year Ended December 31,
	2006		2005		2004		2003		2002
Pre-tax income (loss) from continuing operations	$213,145	(1)	$106,262	(2)	$2,553	(3)	$(66,352	)(4)	$105,942
Add: fixed charges	91,097		20,338		11,789		19,042		18,958

Pre-tax income (loss) before fixed charges	304,242		126,600		14,342		(47,310)		124,900

Fixed charges:
Interest expense	91,097		20,338		11,484		18,555		18,488
Other	—		—		305		487		470

Total fixed charges	91,097		20,338		11,789		19,042		18,958

Preferred stock dividend requirements	359		3,220		8,354		8,279		—

Total combined fixed charges and preferred stock dividends	$91,456		$23,558		$20,143		$27,321		$18,958

Ratio of earnings to fixed charges	3.34		6.22		1.22		(2.48)		6.59
Ratio of earnings to fixed charges and preferred stock dividends	3.33		5.37		0.71		(1.73)		6.59

(1)	Includes costs of $40,900 associated with Nasdaq’s 2006 cost reductions.
(2)	Includes net costs of $20,000 associated with Nasdaq’s 2005 cost reductions.
(3)	Includes costs of $62,600 associated with Nasdaq’s 2004 cost reductions.
(4)	Includes costs of $97,910 associated with Nasdaq’s strategic review in 2003.